Mines Richmont inc.

1, Place-Ville-Marie
Bureau 2130, Montréal, QC
H3B 2C6, CANADA

Tél. :   (514) 397-1410
Téléc. : (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS ITS RESULTS
FOR THE THIRD QUARTER 2004

MONTREAL, October 27, 2004 – For the three-month period ended September 30, 2004, Richmont Mines ("the Company") reported net earnings of $742,550, or $0.05 per share, compared with net earnings of $986,660, or $0.06 per share, for the same period last year. Cash flow from operations before the net change in non-cash working capital was $2,154,070 compared with $2,543,722 for the third quarter of 2003.

For the nine-month period ended September 30, 2004, the Company reported net earnings of $772,402, or $0.05 per share, compared with net earnings of $2,502,367, or $0.16 per share, for the same period last year. Cash flow from operations before the net change in non-cash working capital was $4,791,877 compared with $6,950,528 at end of the third quarter of 2003.

Production

For the third quarter ended September 30, 2004, sales from the Beaufor Mine totalled 11,502 ounces compared with 12,804 ounces for the same period in 2003. For the nine months ended September 30, 2004, sales were slightly lower than during the corresponding period of 2003, declining to 37,649 ounces from 40,010 ounces in 2003. Since grades were 13.3% lower than those obtained during the same period of 2003, the average production cost increased from US$235 to US$306 per ounce for 2004. Given the results obtained to date, the Company remains confident that it will achieve its objective of producing of 52,000 ounces of gold at the Beaufor Mine in 2004.

At the Hammerdown Mine, 5,961 ounces of gold produced at a cash cost of US$176 were sold during the third quarter compared with 8,716 ounces of gold produced at a cash cost of US$245 during the third quarter of 2003. The scheduled closure of the Hammerdown Mine following the depletion of reserves on this property accounts for this significant decrease in the number of ounces of gold produced. For the first nine months of the year, sales from the Hammerdown Mine totalled 16,584 ounces produced at average cash cost of US$246 per ounce, compared with a total of 28,496 ounces produced at an average cost of US$229 per ounce for the same period in 2003. These higher costs are mainly attributable to the 5.4% increase in the value of the Canadian dollar.

The Nugget Pond Mill continued to process ore from the Hammerdown Mine until the beginning of July. The Hammerdown Mince produced a total of slightly more than 143,000 ounces of gold since production commenced in July 2001.

During the month of October, the Nugget Pond Mill began to process a 6,000-tonne bulk sample for a third party. Depending on the results obtained, additional ore may be processed in 2005.

Advanced exploration projects

East Amphi
During the third quarter, several projects were completed on the East Amphi property, where a total of $2,427,259 was invested. Since the beginning of 2004, the exploration ramp has been extended by 770 metres to a vertical depth of 130 metres, 70 metres short of the projected depth of 200 metres. Furthermore, 392 metres of drifts, crosscuts and bays have been completed since the beginning of the year. The old East Amphi shaft was dewatered to a depth of 135 metres, providing access to existing drifts at the 100 level. This shaft has now been dewatered to a depth of 150 metres and will be used as an access for the underground ventilation system. Since the beginning of the year, a total of $6.3 million has been spent on exploration work.

Underground drilling stations have been prepared, and underground drilling will be initiated on November 15, 2004. The underground exploration program will include 9,000 metres of drilling, with 1,500 metres from levels 100 and 125 scheduled to be completed before and the end of the year. The results of this drilling will be included in the year-end resource calculation. Drilling is slated to continue from levels 125 and 175 and from the main ramp until the end of June 2005, at which point a decision will be made with regard to advancing the East Amphi deposit into commercial production. Based on the currently available information, production at the East Amphi Mine could begin toward the end of the third quarter of 2005 if the Company decides to go ahead with development.

Valentine Lake
Given the promising results of the two initial phases of exploration in 2004, Richmont Mines initiated in September a third exploration program which will include 2,700 metres of drilling. This drilling will verify the extensions at depth of the gold zones as well as the geometry of the parallel zones.

This third phase of work should be completed during the fourth quarter, thus allowing Richmont Mines to proceed with a resource calculation. As of September 30, 2004, the Company had invested $835,373 of the total budget of $1 million allocated for 2004.

The Valentine Lake project has thus become Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Island Gold

Patricia Mining Corp. completed its exploration program on the Island Gold property at the beginning of October 2004. Richmont Mines expects to receive the exploration report (43-101) within two weeks and will then have 90 days to determine whether or not to exercise its option to acquire a 55 % interest in the Island Gold project, by investing up to $10 million to initiate commercial production.

In light of the promising preliminary results obtained and published by Patricia Mining Corp. in recent months, the two companies have begun an additional $900,000 joint exploration program to pursue work on the project during Richmont Mines' evaluation period. Patricia Mining Corp. will invest $650,000 of this amount and Richmont the remaining $250,000. The objective of this program is to verify the extension at depth of the zone between the elevations of 330 and 430 metres, and laterally over more than 200 metres. The results of this program will provide key supplementary project-evaluation data.

Bear in mind that major infrastructures are already in place at the Island Gold project, including an access ramp with a vertical depth of 160 metres, underground drifts, a modern mill with a capacity of 650 tonnes per day as well as numerous surface buildings. The presence of these assets will constitute a significant advantage if the Island Gold project is brought into production, by considerably reducing capital needs and lead times.

Outlook 2004

In the quarter ahead, Richmont Mines intends to maintain production at the Beaufor Mine at its current level so as to meet its target of 70,000 ounces of gold for 2004. Gold market conditions have been consistently favourable since the beginning of the year, and Richmont Mines remains confident that this will continue to be case. In keeping with its objective to become a producer of approximately 250,000 ounces of gold annually within three to five years, the Company plans to pursue exploration work on its three advanced exploration properties, namely East Amphi, Island Gold and Valentine Lake.

The exploration budget for the fourth quarter allocates an amount of approximately $3.45 million for work on the East Amphi, Valentine Lake and Island Gold properties. These investments will be financed from cash on hand. As at September 30, 2004, Richmont Mines had cash, cash equivalents and short-term investments of $28,307,527. The Company has no long-term debt and had working capital of $28,725,528 as at September 30, 2004. Richmont Mines has no hedging contracts for gold or currency.

Louis Dionne
President

KEY FINANCIAL DATA

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2004	2003	**2004**	2003
		(Restated)		(Restated)
Results ($)				
Revenues	**9,716,875**	11,903,290	**30,067,753**	36,737,828
Net earnings	**742,550**	986,660	**772,402**	2,502,367
Cash flow from operations before net change in non-cash working capital	**2,154,070**	2,543,722	**4,791,877**	6,950,528
Results per share ($)				
Net earnings				
Basic	**0.05**	0.06	**0.05**	0.16
Diluted	**0.05**	0.06	**0.05**	0.15
Weighted average number of common shares outstanding	**16,087,519**	15,920,080	**16,146,228**	15,902,711
Average selling price of gold per ounce	**US$398**	US$375	**US$402**	US$361

	September 30, 2004	December 31, 2003
Financial position ($)		
Total assets	**54,194,464**	53,495,197
Working capital	**28,725,582**	31,183,975
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

	Three-month period ended September 30			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**11,346**	**11,502**	**US$299**
	2003	12,827	12,804	US$229
Hammerdown Mine	**2004**	**3,086**	**5,961**	**US$176**
	2003	10,719	8,716	US$245
Total	**2004**	**14,432**	**17,463**	**US$257**
	2003	23,546	21,520	US$236

	Nine-month period ended September 30			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**38,826**	**37,649**	**US$306**
	2003	40,175	40,010	US$235
Hammerdown Mine	**2004**	**14,985**	**16,584**	**US$246**
	2003	29,661	28,496	US$229
Total	**2004**	**53,811**	**54,233**	**US$287**
	2003	69,836	68,506	US$233

2003 average exchange rate: US$1 = CAN$1.40
2004 estimated exchange rate: US$1 = CAN$1.33

- 30 -

For more information, contact:

Martin Rivard   Telephone: (514) 397-1410
Executive Vice President   Fax: (514) 397-8620

Trading symbol: RIC   Listings: Toronto - Amex

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004.

Commission File Number 0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date October 27, 2004

By Jean-Yves Laliberté (signed)
(Signature)*
Jean-Yves Laliberté
Vice President, Finance

* Print the name and title under the signature of the signing officer.

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